Exhibit 11

MIDSOUTH BANCORP, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE (Unaudited)

	First Quarter	First Quarter
	March 31,	March 31,
BASIC	2004	2003
Earnings:
Income applicable to common stock	$1,660,948	$1,309,552

Shares:
Weighted average number of common shares outstanding	3,184,337	3,178,879

Earnings per common share:
Income applicable to common stock	$0.52	$0.41

DILUTED
Earnings:
Net income	$1,660,948	$1,309,552

Weighted average number of common shares outstanding	3,184,337	3,178,879
Assuming exercise of options, reduced by the number of shares which could have been purchased with the proceeds from exercise of such options at the average issue price	149,816	90,063

Weighted average number of common shares outstanding, as adjusted	3,334,153	3,268,942

Fully diluted earnings per common share	$0.50	$0.40